Exhibit 2.3

[Series Name], a Series of Exceed Talent Capital Holdings LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Exceed Talent Capital Holdings LLC, as amended from time to time, and as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	[Series Name], a Series of Exceed Talent Capital Holdings LLC (“[Series Name]”).
Effective Date of Establishment	[Date].
Managing Member

Exceed Talent Capital LLC was appointed as the Managing Member of [Series Name] as of the “Effective Date of Establishment” set forth above, and shall continue to act as the Managing Member of [Series Name] until dissolution of [Series Name] pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE 10.

Initial Member	Exceed Talent Capital LLC.
[Series Name] Assets

The assets of [Series Name] include: (i) the [Series Name] Talent Related Income Agreement (the “[Series Name] TRIA”), which [has / has not] been acquired as of the date of this Series Designation; and (ii) any assets and liabilities associated with the [Series Name] TRIA.

The assets of [Series Name] going forward may include such other assets and liabilities acquired by [Series Name] from time to time, as determined by the Managing Member in its sole discretion.

Authorized Interests	There is no maximum amount of Interests that may be issued by [Series Name].
Broker	Dalmore Group, LLC.
Brokerage Fee	One percent (1.0%) of the proceeds raised from the sale of Interests of [Series Name] (the “[Series Name] Interests” in the Initial Offering of [Series Name].
Other Rights

Holders of [Series Name] Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of [Series Name] Interests.

Officers	There shall initially be no specific officers associated with [Series Name], although the Managing Member may appoint officers of [Series Name] from time to time, in its sole discretion.
Minimum Interests to be a Member	One (1) Interest (or TalentShare) per Member.
Managing Member Sourcing Fee

The Managing Member will receive (i) cash in the amount of five percent (5.0%) of the purchase price paid to acquire the [Series Name] TRIA; and (ii) five percent (5.0%) of [Series Name]’s Interests at the closing of the Initial Offering, so that the Managing Member will own 5% of [Series Name]’s Interests at the closing of the Initial Offering - although this Sourcing Fee may be waived or modified by the Managing Member in its sole discretion.

Managing Member Management Fee	The Management Fee payable to the Managing Member of [Series Name] shall be the same as the Management Fee set forth in the Operating Agreement.

MANAGING MEMBER:
Exceed Talent Capital LLC

By: